Filed Pursuant to Rule 433

Registration Statement No. 333-233068-01

Pricing Term Sheet

PIEDMONT OPERATING PARTNERSHIP, LP, AS ISSUER

PIEDMONT OFFICE REALTY TRUST, INC., AS GUARANTOR

Pricing Term Sheet

$300,000,000 3.150% Senior Notes due August 15, 2030

Issuer:	Piedmont Operating Partnership, LP

Guarantor:	Piedmont Office Realty Trust, Inc.

Security Type	Senior Unsecured Notes

Principal Amount:	$300,000,000

Maturity:	August 15, 2030

Coupon:	3.150%

Public Offering Price:	99.236%

Yield to Maturity:	3.240%

Spread to Benchmark Treasury:	T+270 bps

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price and Yield:	100-26 / 0.540%

Expected Ratings (Moody’s/S&P)*:	Baa2 / BBB

Interest Payment Dates:	February 15 and August 15 commencing February 15, 2021

Optional redemption:

Make-Whole Call:	Prior to May 15, 2030, based on the Treasury Rate (as defined in the preliminary prospectus supplement) plus 45 basis points

Par Call:	On or after May 15, 2030 (three months prior to the maturity date)

Trade date:	August 5, 2020

Settlement:	We expect that delivery of the Notes will be made to investors on or about August 12, 2020, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day preceding the closing date of this offering will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day preceding the closing date of this offering should consult their advisors.

CUSIP:	720198AE0

ISIN:	US720198AE09

Denominations/Multiple:	$2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC BofA Securities, Inc. BMO Capital Markets Corp. Jefferies LLC Morgan Stanley & Co LLC

Co-Managers:	Barclays Capital Inc. Samuel A. Ramirez & Company, Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes from the Preliminary Prospectus Supplement

As noted above, we expect that delivery of the Notes will be made to investors on or about August 12, 2020, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, calling Truist Securities, Inc. at (800) 685-4786, calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607, or calling Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.